Exhibit 99.1

Cementos Pacasmayo S.A.A. (NYSE: CPAC / BVL: CPACASC1) Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, has filed its annual report for the fiscal year ended December 31, 2024 on Form 20 - F with the U.S. Securities and Exchange Commission (the “SEC”). The 2024 Annual Report and audited financial statements can be accessed by visiting either the SEC’s website at www.sec.gov, or on the Company’s website at www.cementospacasmayo.com.pe. Should you require a hard copy of the complete annual audited financial statements, please contact Gonzalo Peralta Via email at gperalta@cpsaa.com.pe with your name and mailing address. For more information please visit www.cementospacasmayo.com.pe or contact: Claudia Bustamante, Investor Relations Manager Email: cbustamante@cpsaa.com.pe Tel: 511 - 317 - 6000 Ext. 2165